

February 23, 2012

Via E-Mail
Mr. David J. Aldrich
Chief Executive Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801

> **Re:** **Skyworks Solutions, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed November 28, 2011**
> **Amendment No. 1 to Form 10-K for the year ended September 30, 2011**
> **Filed January 30, 2012**
> **Form 10-Q for the quarterly period ended December 30, 2011**
> **Filed February 7, 2012**
> **File No. 001-5560**

Dear Mr. Aldrich:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note your disclosures on page 26 related to the increase in your revenues. We further note that there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. Please revise your future filings to separately quantify the effects of volume and pricing changes on your results of operations. Please also revise statements like the "growth in our core business" mentioned in your most recent Form

10-Q to explain clearly the causes underlying the changes you note. Further, when you attribute changes in your margin to shifting product mix, please revise to clarify how that mix has shifted. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 36

Note 2. Summary of Significant Accounting Policies, page 42

-Share-Based Compensation, page 44

2.   We note your disclosures on page 45 that you utilize the Monte Carlo simulation method to fair value complex awards with market-based performance conditions. Please revise your future filings to disclose the significant assumptions utilized in this model and how the underlying assumptions were developed.

Note 5. Fair Value, page 49

3.   We note that you have recorded $59.4 million of contingent consideration liability related to your 2011 business combinations and classified this contingent consideration as Level 3 in the fair value hierarchy. We further note that you have utilized a discounted cash flow model and similar techniques to value this contingent consideration. Please revise your future filings to disclose the significant assumptions utilized in this model and how the underlying assumptions were developed.

Note 14. Contingencies, page 61

4.   We note your disclosures related to your outstanding litigations, claims, and assertions. Please revise your future filings to disclose the amount accrued, if any, related to these proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to 450-20-50-1 of the FASB Accounting Standards Codification.

5.   Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

        You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Amendment No. 1 to Form 10-K filed January 30, 2012

Item 11. Executive Compensation, page 6

6.   Please tell us, and revise future filings to describe in more specific detail, how you determined the amounts actually paid pursuant to the cash incentive plan, including which goals were achieved and which were not. It is currently unclear from your disclosure how you determined the amounts and percentages you mention.   Please also tell us, and revise future filings to clarify, what is meant by the reference to payments of "unrestricted common stock" in lieu of cash.

7.   We note from your disclosure that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective cash incentive payments, and that such targets appear to include financial measures applicable to your last-completed fiscal year. Please disclose those targets in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Form 10-Q for the period ended December 30, 2011

Liquidity and Capital Resources, page 16

8.   Please tell us, and revise future filings to explain, the reasons underlying the changes in your sources and uses of cash. For example, you attribute decreased cash from investing activities to "lower capital expenditure activity," but it is unclear why those expenditures were lower as compared to the prior-year period.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief